UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025.

Commission File Number 001-38755

Suzano S.A.

(Exact name of registrant as specified in its charter)

SUZANO INC.

(Translation of Registrant’s Name into English)

Av. Professor Magalhaes Neto, 1,752

10th Floor, Rooms 1010 and 1011

Salvador, Brazil 41 810-012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report and exhibits are incorporated by reference in our registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission on April 30, 2025 (File Nos. 333-286881, 333-286881-01 and 333-286881-02), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Table of Contents

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six-Month Period Ended June 30, 2025	Page 3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the consolidated financial condition and operating results of Suzano S.A. (“Suzano” or the “Company”) should be read together with our unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025.

The following discussion contains forward-looking statements that involve risks and uncertainties. The actual results of Suzano may differ significantly from those discussed in the forward-looking statements for several reasons, including, without limitation, the risks described in “Forward-Looking Statements” and “Item 3D. Risk Factors” in our 2024 Form 20-F for the year ended December 31, 2024, filed with the SEC on April 28, 2025.

Results of Operations – Six Months ended June 30, 2025 compared to Six Months ended June 30, 2024

The following discussion of our results of operations is based on (i) our audited consolidated financial statements as of December 31, 2024 and 2023 and for the three years ended December 31, 2024, which we refer to as “Audited Consolidated Financial Statements,” prepared in accordance with the International Financial Reporting Standards as issued by International Accounting Standards Board (IASB) (the “IFRS Accounting Standards”), and (ii) our unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025 presented in accordance with IAS 34 Interim Financial Reporting, as issued by IASB. References to increases or decreases in any year or period are made by comparison with the corresponding prior year or period, except as the context otherwise indicates.

	For the six-month period ended June 30,
	2025	2025	2024

	millions of US$ (3)	(in millions of R$), except per share data
Net sales	4,553.5	24,848.8	20,952.7
Cost of sales	(2,993.8)	(16,337.3)	(11,793.1)
Gross profit	1,559.7	8,511.5	9,159.6

Operating income (expenses)
Selling	(291.9)	(1,593.1)	(1,353.5)
General and administrative	(242.1)	(1,321.0)	(1,060.7)
Income/(loss) from associates and joint ventures	(34.6)	(189.1)	(3.5)
Other operating (expenses) income, net	(50.2)	(274.1)	424.0
Operating profit before net financial income (expenses)	940.8	5,134.2	7,165.9

Net financial income (expenses)
Financial expenses	(594.9)	(3,246.5)	(2,283.3)
Financial income	150.6	822.1	881.1
Derivative financial instruments, net	1,164.1	6,352.5	(4,524.9)
Monetary and exchange variations, net	1,501.4	8,193.1	(8,186.7)
Net income (loss) before taxes	3,162.0	17,255.4	(6,947.9)

Income and social contribution taxes
Current	(56.9)	(310.5)	(470.2)
Deferred	(1,023.4)	(5,584.7)	3,872.6
Net income for the period	2,081.7	11,360.1	(3,545.5)

Result of the period attributed to the controlling shareholders	2,079.0	11,345.5	(3,554.8)
Result of the period attributed to non-controlling interest	2.7	14.7	9.3

Earnings per share
Basic (1)	1.68001	9.16799	(2.76777)
Diluted(2)	1.67585	9.14526	(2.76777)

(1)	Basic earnings per share is calculated using the income attributable to controlling shareholders divided by the weighted average number of outstanding common shares.
(2)	Diluted earnings per share is calculated based on the results attributable to the controlling shareholders divided by the weighted average number of outstanding common shares, subtracted from the potential dilutive effect generated by the conversion of all common shares. Due to the loss recorded in 2024, we do not consider the dilution effect in the calculation of 2024.
(3)	For convenience purposes only, amounts in reais in the year ended June 30, 2025 have been translated to U.S. dollars using a rate of R$ 5.4571 to US$1.00, the commercial selling rate for U.S. dollars on June 30, 2025 as reported by the Central Bank of Brazil.

Net sales revenue

Our net sales increased 19%, to R$24,848.8 million in the six months ended June 30, 2025 from R$20,952.7 million in the corresponding period in 2024, mainly due to the higher sales volume, the 13% appreciation of the average U.S. dollar against the average Brazilian real, and the launch of Suzano Packaging’s new operation in the United States, following the acquisition of assets from Pactiv Evergreen Inc on October 1, 2024. These effects were partially offset by a 15% decline in the net average price of pulp in U.S dollars.

Our net sales from pulp increased 14%, to R$18,899.5 million in the six months ended June 30, 2025 from R$16,594.9 million in the corresponding period in 2024 mainly due to a 20% increase in sales volume and a 13% appreciation of the average U.S. dollar against the average Brazilian real, partially offset by a 15% decrease in the net average price in U.S. dollar. Revenue from pulp accounted for 76% of total revenue for the six-month period ended June 30, 2025, compared to 79% for the six-month period ended June 30, 2024.

Our net sales from pulp exports increased 16%, to R$17,964.6 million in the six months ended June 30, 2025 from R$ 15,544.9 million in the corresponding period in 2024, mainly due to a 22% increase in sales volume and a 13% appreciation of the average U.S. dollar against the average Brazilian real, partially offset by a 16% decrease in the net average price of pulp in the international market. Net revenue from pulp exports accounted for 72.3% of total net revenue for the six-month period ended June 30, 2025.

Our average international pulp price in the six months ended June 30, 2025 decreased 16%, to US$554/ton in the six months ended June 30, 2025, from US$662/ton in the corresponding period in 2024, mainly due to the uncertainty relating to trade and tariffs, which led to lower demand from the Chinese market. In the domestic market, the net average price of pulp decreased by 6%, to US$546/ton in the six-month period ended June 30, 2025 from US$583/ton in the same period in 2024.

Our paper net sales increased 37%, to R$5,949.3 million in the six months ended June 30, 2025 from R$4,357.9 million in the corresponding period in 2024, mainly due the launch of Suzano Packaging’s new operation in the United States, the 13% appreciation of the average U.S. dollar against the average Brazilian real, and a higher net average price. Paper net sales represented 24% of total net sales in the six months ended June 30, 2025, compared to 21% in the corresponding period in 2024. Net revenue from paper in the international market accounted for 10% of total net revenue for the six-month period ended June 30, 2025. Net revenue from paper in the Brazilian market increased by 5%, to R$3,487.8 million in the six-month period ended June 30, 2025, from R$3,312.0 million in the six-month period ended June 30, 2024, driven by the same factors previously mentioned.

The average international realized paper price in 2025 increased 19%, to US$1,237/ton in the six months ended June 30, 2025 from US$1,042/ton in the corresponding period in 2024. In the domestic market, the average net paper sales price decreased 9%, to US$1,328 /ton in the six months ended on June 30, 2025 from US$1,454/ton in the corresponding period in 2024.

Cost of sales

Our total cost of sales increased 39%, to R$ 16,337.3 million in the six months ended June 30, 2025, from R$11,793.1 million in the corresponding period in 2024, related to (i) higher depreciation, amortization, and depletion (due to the new plant in Ribas do Rio Pardo); (ii) increased sales volume; (iii) 13% appreciation of the average U.S. dollar against the average Brazilian real on imported inputs; (iv) higher logistics costs due to the increase in sales volume due to the new plant in Ribas do Rio Pardo and exchange rate impact on freight costs; and (v) more scheduled maintenance downtime.

Gross profit

For the reasons outlined above, our gross profit decreased 7%, to R$8,511.5 million in the six months ended June 30, 2025 from R$9,159.6 million in the corresponding period in 2024. Our gross margin in the six months ended June 30, 2025 was 34% compared to 44% in the corresponding period in 2024.

Selling, general and administrative expenses

Our selling expenses increased 18%, to R$1,593.1 million in the six months ended June 30, 2025 from R$1,353.5 million in the corresponding period in 2024. This result is mainly due to (i) new operations of Suzano Packaging in the United States; (ii) increased sales volume; (iii) 13% appreciation of the average U.S. dollar against the average Brazilian real; and (iv) higher labor costs.

Our general and administrative expenses increased 25%, to R$1,321.0 million in the six months ended June 30, 2025 from R$1,060.7 million in the corresponding period in 2024. The variation is mainly due to increase in personnel and labor expenses.

Income (loss) from associates and joint ventures

Our loss from associates and joint ventures increased to R$189.1 million in the six months ended June 30, 2025 from R$3.5 million in the corresponding period in 2024. The increase is mainly due to the write-offs of goodwill in our associate Spinnova Plc in the amount of R$64.0 million and investment in the associated Woodspin Oy in 2025 in the amount of R$118.0 million.

Other operating (expenses) income, net

Our other operating income (expenses) decreased to an expense of R$274.1 million in the six months ended June 30, 2025, from an income of R$424.0 million in the corresponding period in 2024. The fluctuation is mainly due to the adjustment in the fair value adjustment of our biological assets, which had a negative impact of R$73.2 million in the six months ended June 30, 2025, in contrast to the positive effect of R$539 million in the same period of 2024.

Operating profit before net financial income

Due to the factors previously discussed, our operating profit before net financial income decreased 28%, to R$5,134.2 million in the six months ended June 30, 2025, from R$7,165.9 million in the corresponding period in 2024. The operating margin reached 20.7% at the end of the six-month period ended June 30, 2025, representing a decrease compared to the margin of 34.2% in the same period of 2024.

Net financial income (expenses)

Our net financial income (expenses) increased to an income of R$12,121.2 million in the six months ended June 30, 2025 from a loss of R$14,113.7 million in the corresponding period in 2024. This variation was mainly due to monetary and exchange variations (positive impact of R$16,379.7 million) and the result of derivative financial instruments (positive impact of R$10,877.4 million).

Income and social contribution taxes

Our total income tax and social contribution increased R$9,297.6 million, to an expense of R$5,895.2 million in the six months ended June 30, 2025 from a tax benefit of R$3,402.4 million in the corresponding period in 2024, mainly due to the effects from monetary and exchange variations and derivative financial instruments, considering that the tax impact is recognized only upon financial settlement (cash basis). Consequently, in 2025, we recognized an increase in deferred tax expenses, reflecting the accounting of tax liabilities that will be subject to taxation in future periods.

Net income (loss) for the Period

For the reasons stated above, our net income increased to a net income of R$11,360.1 million in the six months ended June 30, 2025, from a net loss of R$3,545.5 million in the corresponding period in 2024.

Indebtedness

As of June 30, 2025, our total consolidated outstanding indebtedness (which includes current and non-current loans, financing and debentures) was R$91,627.2 million, of which R$2,881.8 million represented current indebtedness, and R$88,745.3 million represented non-current indebtedness. Below is a description of our consolidated financings and loans:

			Current		Non-current		Total
Type	Interest rate	Average annual interest rate - %	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
			(in millions of R$)
In foreign currency
Bonds (USD)	Fixed	5.0	889.6	3,229.6	43,413.4	49,166.8	44,302.9	52,396.4
Panda Bonds (CNY)	Fixed	2.8	15.7	4,2	913.4	1,016.3	929.1	1,020.6
Export credits (USD)	SOFR/Fixed	5.2	1,077.1	6,236.8	17,380.4	16,283.7	18,457.4	22,520.5
Assets financing (USD)	SOFR	3.0	104.0	137.3	230.1	298.3	334.1	435.6
Export Credit Agency (USD)	SOFR	5.5	6.3	7.3	678.5	769.7	684.7	777.0
International Finance Corporation (USD) (1)	SOFR	5.3	(3.8)	(12.1)	5,133.8	5,858.2	5,130.0	5,846.2
Others			5.6	4.2	-	4.5	5.6	8.7
			2,094.4	9,607.4	67,749.6	73,397.5	69,844.0	83,004.9

In local currency
BNDES (BRL)	UMBNDES	6.6	0.5	0.2	186.0	157.6	186.4	157.7
BNDES (BRL)	TJLP	8.6	93.7	100.6	55.4	101.6	149.1	202.1
BNDES (BRL)	TLP	12.6	101.8	94.9	4,715.7	4,607.1	4,817.5	4,702.0
BNDES (BRL)	SELIC	16.5	260.0	243.2	617.3	704.8	877.3	948.0
BNDES (BRL)	TR	2.2	2.1	0.8	68.0	70.0	70.1	70.1
Assets financing (BRL)	CDI	16.2	18.6	18.4	47.6	57.0	66.3	75.4
NCE (“Export credit notes”) (BRL)	CDI	16.1	3.6	3.0	100.0	100.0	103.6	103.0
NCR (“Rural producer certificates”) (BRL)	CDI	13.4	154.1	312.7	5,000.0	2,000.0	5,154.1	2,312.7
Ecoinvest	CDI	13.6	0.4		331,3		331,6
Debentures (BRL)	CDI/IPCA	13.7	152,6	121.0	9,874.5	9,738.6	10,027.1	9,859.5
			787.4	894.0	20,995.8	17,536.7	21,783.2	18,430.6
			2,881.8	10,501.4	88,745.3	90,934.1	91,627.2	101,435.5

Interest on financing			1,398.4	1,541.3			1,398.4	1,541.3
Non-current funding			1,483.4	8,960.1	88,745.3	90,934.1	90,228.7	99,894.2
			2,881.8	10,501.4	88,745.3	90,934.1	91,627.2	101,435.5

For further information, see our unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2025.

Other Updates

In the first six months of 2025, our total CAPEX incurred was R$6.7 billion, including R$4.2 billion maintenance CAPEX, R$1.1 billion for land and forests, R$0.8 billion for expansions, modernizations, port terminals and others, and R$0.6 billion for to Cerrado Project. The total CAPEX expected for the full fiscal year 2025 is R$13.3 billion, including R$7.8 billion maintenance CAPEX, R$1.5 billion for expansions, modernizations, port terminals and others, R$3.0 billion for lands and forests and R$0.9 billion for Cerrado Project.

The chart below contains updated information on hardwood and softwood production capacity, as reported by Hawkins Wright in April 2025. For additional information, see “Item 4—Information on the Company—B. Business Overview—Industry” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 28, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2025

SUZANO S.A.

By:	/s/ Marcos Moreno Chagas Assumpção
	Name:	Marcos Moreno Chagas Assumpção
	Title:	Executive Vice-President of Finance and Investor Relations